UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42026

YYForce Inc.

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisition or Disposition of Asset

On August 3, 2026, YYForce Inc. (the “Company”), completed its acquisition of Xtreme Solution Pte. Ltd. (the “Target”), pursuant to a sales and purchase agreement, dated August 3, 2026, between the Company and Madam Ren Yinan.

The Target constitutes a “significant business” of which separate target financial statements and related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X. This Form 6-K contains the information required thereunder, namely (1) the audited financial statements of the Target as of and for the years ended March 31, 2026 and 2025, the accompanying notes thereto and the related Independent Auditor’s Report, and (2) the unaudited pro forma condensed combined financial information of the Company as of and for the year ended December 31, 2025 and for the period ended June 30, 2026, which are filed as Exhibit 99.1, and 99.2, respectively, and incorporated herein by reference.

Incorporation by Reference

This report on Form 6-K and the attached exhibits are incorporated by reference into the Company’s registration statements on Form F-3, as amended (File Nos. 333-297406 and 333-286705), Form S-8 (File Nos. 333-284540, and 333-283532) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Exchange Act of 1934, as amended.

 Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.
99.1	Audited financial statements of Xtreme Solution Pte. Ltd. as of and for the years ended March 31, 2026 and 2025
99.2	Unaudited pro forma condensed combined financial information of the Company and Xtreme Solution Pte. Ltd. as of and for the six months ended June 30, 2026 and for the year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YYForce Inc.

Date: October 2, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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